SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces fourth quarter results".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

	By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer
Date: February 9, 2011

Media Contacts:
Amir Philips, CFO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, February 9, 2011 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2010.

Revenues from fixed income real estate totaled $447,000 for the quarter ended December 31, 2010, compared with $400,000 for the previous quarter. Net loss for the quarter ended December 31, 2010 was $806,000 or $0.05 per basic and fully diluted share, compared with a net income of $5.9 million or $0.36 per basic and diluted share for the third quarter of 2010.

This quarter results include $600,000 of other loss from the impairment of the Company's investment in Mobixell Networks.

For the year ended on December 31, 2010, revenues, net income and earnings per share totaled $1.7 million, $4.5 million, $0.27 per basic and fully diluted share, respectively.

As previously indicated, following the closing of the transaction with Vitec on July 1, 2010, Optibase is no longer active in the video solutions business and a capital gain of approximately $6.3 million representing the gain from the sale of the video solutions business is presented in Optibase’s financial reports as discontinued operations activity.

The net income of Optibase’s discontinued operations for the quarter ended on December 31, 2010 was $98,000 or $0.01 per basic and fully diluted share, compared with a net loss of $157,000 or $0.01 per basic and fully diluted share for the third quarter of 2010 and with a net loss of $702,000 or $0.04 per basic and fully diluted share for the fourth quarter of 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and 16.7 million fully diluted for the fourth quarter of 2010 and approximately 16.6 million basic and fully diluted for the third quarter of 2010, and approximately 16.5 million basic and fully diluted for the fourth quarter of 2009.

For the year ended December 31, 2010, net income from discontinued operations was $5.4 million or $0.33 per basic and $0.32 per fully diluted share, compared to a net income of $472,000 or $0.03 per basic and diluted share for the year ended December 31, 2009. Weighted average shares outstanding used in the calculation for the periods were approximately 16.6 million basic and 16.7 million diluted and 16.5 million basic and fully diluted respectively.

As of December 31, 2010, the Company had cash, cash equivalents, and other financial investments, net, in the amount of $30 million, and shareholders' equity of $40 million, compared with $39 million, and $41 million, respectively as of September 30, 2010.

Commenting on the quarter, CFO of Optibase, Amir Philips, said, “As announced on January 3, 2011, we have concluded 2010 with a transaction in Miami FL after a period in which we were engaged with the sale of our video business. Consequentially we are now fully engaged actively searching for new real estate transactions to add to our existing portfolio. As in the third quarter, we have presented a small operating loss in the fourth quarter as well. During the fourth quarter we have reevaluated our investment in Mobixell Networks. Based on recent financing rounds done by Mobixell Networks, we have decided to partially impair our investment which resulted at a loss of $600,000. Additionally, our EBITDA for the quarter remains positive as in the previous quarter and so is our Funds From Operations ("FFO") from the real estate business. Our primary indicators in our real estate operations are FFO and Earnings Before Interest, Taxes, Amortization and Depreciation ("EBITDA"). FFO is a supplemental non-GAAP financial measure used by the real estate industry to measure the operating performance of real estate companies. FFO should not be considered as a substitute for net income determined in accordance with U.S. GAAP as a measure of financial performance". He concluded “we are currently evaluating several interesting opportunities, but at the same time we are witnessing a slight change in the markets we are active at as yields are decreasing and the challenge to find the right transaction increases”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2010

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2010	2009	2010	2009
	$	$	$	$
	Unaudited	Audited	Unaudited	Unaudited
Fixed income real estate	1,650	272	447	272

Cost and expenses:
Cost of real estate operation	59	11	18	11
Real estate depreciation and amortization	695	115	188	115

General and administrative	1,502	1,175	421	637
Total cost and expenses	2,256	1,301	627	763
Operating loss	(606)	(1,029)	(180)	(491)

Other loss, net	(600)	-	(600)	-

Financial income (loss), net	304	617	(89)	66

Taxes on income	43	-	35	-

Net loss from continuing operation	(945)	(412)	(904)	(425)

Net income (loss) from discontinued operation	5,399	472	98	(702)

Net income (loss)	4,454	60	(806)	(1,127)

Net loss per share from continuing operation:
Basic and Diluted	$(0.06)	$(0.02)	$(0.05)	$(0.03)

Net income (loss) per share from discontinued operation:
Basic	$0.33	$0.03	$0.01	$(0.04)
Fully Diluted	$0.32	$0.03	$0.01	$(0.04)

Net income (loss) per share:
Basic and Fully Diluted	$0.27	$0	$(0.05)	$(0.07)

Number of shares used in computing Earning per share
Basic	16,555	16,534	16,557	16,534
Fully Diluted	16,683	16,540	16,685	16,534

Amount in thousands except per share data

3

OPTIBASE REPORTS/4

Optibase Ltd.

Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2010 Unaudited	2009 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	30,260	28,651

Other receivables and prepaid expenses	334	4,113
Assets related to discontinued operation	966	7,072
Total current assets	31,560	39,836

Other long term investments	256	800

Fixed assets, net	4	-
Other assets, net	552	634
Property, net	32,353	22,080
Total assets	64,725	63,350

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	400	365
Trade payables	31	29
Accrued expenses and other liabilities	1,707	1,908
Liabilities related to discontinued operations	3,006	7,913
Total current liabilities	5,144	10,215

Long term liabilities:
Long term loans, net of current maturities	19,189	17,897

Total shareholders’ equity	40,392	35,238
Total liabilities and shareholders’ equity	64,725	63,350

Amounts in thousands

4